EXHIBIT 21
                                             ----------



News Release
C-96032


Media Contact:  Neil McGlone  (214) 995-4961
(Please do not publish this number.)





       Texas Instruments Announces New Chairman, and President/CEO

                   Broadens Approach to Team Management

Dallas (June 20, 1996) -- Texas Instruments announced today that its board of directors has elected James R. (Jim) Adams chairman and Thomas J. (Tom) Engibous president and chief executive officer.
Mr. Engibous has also been elected a director of Texas Instruments.
Mr. Adams, a former group president of SBC Communications Inc., has served as a TI director since January, 1989. Mr. Engibous previously served as TI executive vice president and president of the Semiconductor Group.

An office of the chairman and the chief executive will exercise oversight responsibility for the company's global business activities. Messrs. Adams and Engibous, vice chairman William B. (Bill) Mitchell, and vice chairman William P. (Pat) Weber, acting president and chief executive officer since the sudden death of Jerry R. Junkins on May 29, 1996, will share in the responsibilities of the office. The structure, which represents a continuation of the team management approach employed by TI over the past several years, will make best use of TI's depth of management experience coupled with valuable external perspective to continue the company's strategic direction.

Additionally, TI announced the election of Richard K. (Rich) Templeton TI executive vice president and president of the Semiconductor Group, succeeding Mr. Engibous in that capacity. Mr. Templeton previously served as senior vice president of the Semiconductor Group.

Speaking on behalf of the TI board, director William S. Lee said: "Jim Adams knows TI and its businesses, and he brings a breadth of managerial experience. He is bright and incisive, with strong character, mature judgment, and substantial experience in corporate governance. Importantly, his perspective from the communications industry will serve us well as we pursue our vision of 'world leadership in digital solutions for the networked society.'"

During Mr. Adams' more than seven years as a TI director, he has held membership on a majority of the board committees, including Audit, Board Organization and Nominating, Compensation, and Stockholder Relations and Public Policy. He joined Southwestern Bell in 1962 following graduation from Texas A&M University with bachelors' of arts degrees in mathematics and physics. He later earned an MBA in statistics and business finance from the University of Texas at Austin. Immediately prior to serving as Group president of SBC Communications Inc., from which he retired in July, 1995, Adams held the post of president and chief executive officer of Southwestern Bell Telephone Company from 1988 to 1992.

Commenting on the election of Mr. Engibous, Mr. Adams said: "Tom is the right person to lead TI into the 21st century. He has twenty years' experience within TI, tremendous management skills, and the vision to leverage TI's opportunities in highly dynamic technology industries. Through Tom's leadership, TI's semiconductor strategy is stronger than it has ever been, and our global presence and commitment to customers are benchmark in the industry. TI has established itself as the clear leader in digital signal processors, the fundamental building block of the digital revolution. We have utmost confidence in Tom Engibous."

"Tom understands the importance of meeting the needs of our customers in providing complete system solutions, and has made that a major thrust of our business," said Mr. Mitchell. "As to his team, he knows well that a diverse, empowered workforce provides competitive advantage.
I've really been impressed by his success in drawing out the best abilities of people wherever located around the world. When he thinks of teams and performance, he thinks and acts globally, and that's good for TI."

Mr. Weber, a former president of the Semiconductor Group who has worked closely with Mr. Engibous, said: "Over the past ten years, I've developed tremendous respect and admiration for Tom, and I have great confidence in him. He has consistently demonstrated the intellect and ability to succeed. He's a strong leader and team player, and I was pleased that he succeeded me as Semiconductor Group president. Tom will do a great job as president and CEO."

Mr. Engibous joined TI in 1976 following graduation from Purdue University where he earned his bachelor's and master's degrees in electrical engineering. His first assignment at TI was as an integrated circuit design engineer specializing in the design and development of high voltage integrated circuits. Prior to becoming president of the Semiconductor Group in December of 1993, Engibous was manager of the worldwide application specific products business, which includes such product families as digital signal processors, microcontrollers, microprocessors, and ASIC products. Previously he served as manager of the worldwide linear products business. He was appointed Semiconductor Group vice president in 1985 and Semiconductor Group senior vice president in 1991.

Mr. Templeton joined TI in 1980 in the Semiconductor Group's sales and marketing organization. He has held numerous management positions including manager of the US application specific products business. In 1993, he assumed worldwide responsibility for the application specific products business, the principal strategic emphasis of TI's largest
business, semiconductor.   Mr. Templeton was named Semiconductor Group
vice president in 1991 and Semiconductor Group senior vice president in 1994. He holds a bachelor's degree in electrical engineering from Union College.

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NOTE TO EDITORS:  Texas Instruments Incorporated, headquartered in
Dallas, Texas, is a high-technology company with sales or manufacturing operations in more than 30 countries. TI products and services include semiconductors; defense electronics systems; software productivity tools; printers, mobile computing products and consumer electronics products; electrical controls; and metallurgical materials.

More information about TI is located on the World Wide Web at http://www.ti.com